Exhibit 4.2

Ministry of Economic Development

“NATUZZI Group”

Addendum to the Agreement of 10 October 2013

On 3 March 2015, the Company “Natuzzi S.p.A.”, represented by Antonio Cavallera and Domenico Massaro, the Italian Manufacturers’ Federation (Confindustria) of Bari, represented by Giuseppe Bisceglie and the Trade Unions FILCA CISL, represented by Paolo Acciai, FILLEA CGIL, represented by Marinella Meschieri, FENEAL UIL, represented by Fabrizio Pascucci, FISASCAT CISL, represented by Alfredo Magnifico, FILCAMS CGIL, represented by Antonio Miccoli, and UILTUCS, represented by Antonio Vargiu, met at the Ministry of Economic Development.

During the meeting, chaired by Giampietro Castano, representing the Ministry of Economic Development, the situation within the “Natuzzi” Group and within its industry in general was thoroughly analysed. At the end of the meeting, it was decided to draw up this Addendum to the agreement of 10 October 2013.

The Addendum hereby constitutes an integral part of that Agreement and amends its content where expressly indicated.

1.

On 10 October 2013, an agreement was signed at this Ministry in order to implement a business restructuring plan required to overcome the Company’s crisis situation and to promote its re-launch with positive impacts in terms of production, financial aspects and the protection of employment. The agreement was also signed with the active participation and contribution, each insofar as it is responsible, of Invitalia, the Puglia Region, the Basilicata Region, the trade unions and, specifically with regard to aspects relating to employment-protection measures and the plan’s impact on staff, the Ministry of Labour and Social Policy, at which a specific agreement was entered into on the same date, 10 October 2013, to request the first year of extension of the special wage guarantee fund (CIGS) due to a complex reorganisation, in order to manage the plan’s impacts on employment.

2.

In compliance with the commitments made, the signatories implemented the Agreement by executing the first part of the planned commitments. In particular, the Company started and partially completed the commercial and production investment plan, implemented important product and process innovations, launched the reorganisation of manufacturing plants in Italy, and, lastly, launched an incentive plan for voluntary early retirement of excess staff.

Taking into account the fact that there has been some delay regarding certain activities, including the identification of third parties and particularly start-ups to which part of the activities deriving from production developments abroad may be assigned and, in order to safeguard the employment levels set forth in the agreements referred to above, the Company has committed to completing these actions within the company, which requires production process reorganisation and simplification in order to recover indispensable competitive strength.

This recovery of competitiveness has required the proactive commitment of the Company, the trade unions, the government (Ministry of Economic Development and Ministry of Labour) the Puglia Region and the Basilicata Region to provide support to organisational and production innovation processes with suitable targeted actions, in observance of current legislation. In particular, the Ministry of Economic Development shall support economic and financial interventions in compliance with current legislation to provide assistance for implementing the new plan.

3.

In this context, over the course of several meetings, also in compliance with the provisions of the minutes of the meeting signed at the Ministry of Economic Development on 28 July 2014, the Company described the 2015-2018 Business Plan relating to the new Italy Hub structure, the strategic points of which are set forth in the previous agreements of 10 October 2013 and 28 July 2014.

These points are briefly summarised below:

a)

definition of a new industrial layout with the full-cycle conversion of manufacturing plants, in order to guarantee the best productivity/competitiveness at the various Italian manufacturing facilities;

b)	investments in product and industrial process innovations, to be made in 2015 in accordance with the steps for the implementation of the industrial layout;

c)	investments in training to be provided throughout the industrial reorganisation and transformation processes;

d)

new work organisation with the application of a 24-month Solidarity Agreement starting in May 2015, in order to safeguard, as far as possible, levels of employment for 1,400 units within the production areas. The details of the Solidarity Agreement are set forth in the Agreement signed today at the Ministry of Labour and Social Policy;

e)	this reorganisation will be executed in the same manner for 418 head office units;

f)

for the remaining excess staff, recourse to CIGS, pursuant to the Agreement signed today at the Ministry of Labour and Social Policy, will continue. The commitments previously made by all signatories to the agreement of 10 October 2013 regarding the management of structural excess staff are also reconfirmed, particularly the reindustrialisation initiatives set forth in the measures included in the Programme Agreement for Murgia.

4.

In order to meet plan productivity targets, specific training courses will be activated for staff involved in the transformation processes, particularly during the new work organisation start-up phase. For these initiatives, the company will make recourse to national and regional calls for proposals.

5.

Assuming that the volumes and relative levels of competition defined in the business plan are achieved, an additional 100 units are expected to be re-employed and the manufacturing site in Ginosa is expected to be re-opened in accordance with procedures to be defined by the parties.

6.

The Company, the national and regional trade unions and the Unitary Union Representative Body/Company Union Representative Body of the National Collective Labour Agreement concerning wood and the National Collective Labour Agreement for businesses and services declare that, on 13 January 2015, they entered into an agreement aimed at achieving the competition and employment levels defined in the 2015-2018 business plan, which also establishes the necessary actions and tools for reducing labour costs.

7.

Taking into account the innovative content of the plan for the reorganisation of production in Italy, particularly in terms of boosting competition with a view to reshoring operations, the Company declares that it shall submit a petition to the Ministry of Labour and Social Policy to request the benefit of reduced social security and insurance contributions pursuant to Article 6, paragraph 4 of Italian Law 608/96, as supplemented by the provisions of Article 5 of Italian Decree Law No. 34 of 20 March 2014 and subsequent amendments and modifications.

8.

The Ministry of Economic Development’s commitment to periodically convene (also at the request of the signatories) the “Steering Committee” pursuant to the Agreement of 10 October 2013 is also confirmed. The next meeting is scheduled for Friday 27 March 2015.

Rome, 3 March 2015

MINISTRY OF ECONOMIC DEVELOPMENT [signed]

Company “NATUZZI S.p.A.” [signed]

BARI CONFINDUSTRIA [signed]

FILCA CISL [signed]

FILLEA CGIL [signed]

FENEAL UIL [signed]

FISASCAT CISL [signed]

FILCAMS CGIL [signed]

UILTUCS [signed]